U.S. SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 40-F

[X]  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[  ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended ______________	Commission File Number _______________

Sandspring Resources Ltd.
 (Exact name of Registrant as specified in its charter)

Ontario, Canada	1040	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8000 South Chester Street, Suite 375
Centennial, Colorado 80112
(720) 854-0104
(Address and telephone number of Registrant’s principal executive offices)

Victoria B. Bantz, Esq.
John B. Wills, Esq.
Berenbaum Weinshienk PC
370 17th Street, 48th Floor
Denver, Colorado 80202-5626
(303) 825-0800
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares	NYSE AMEX

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:
[ ] Annual Information Form	[ ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  N/A

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(g) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.     Yes[  ]     No[X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.     [  ] Yes    [  ] No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).  Yes[  ] No[  ]

EXPLANATORY NOTE

Sandspring Resources Ltd. (the “Company” or the “Registrant,” sometimes referred to as “we,” “us” and “our”) is a Canadian issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F pursuant to the Multi-Jurisdictional Disclosure System of the Exchange Act.  The Company is a “Foreign Private Issuer” as defined in Rule 3b-4 under the Exchange Act.  Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

This registration statement on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs.  Forward-looking statements generally, but not always, are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “projects”, “potential”, “possible” and similar expressions, or that events or conditions “will,” “may,” “could” or “should” occur.  Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved.  Forward-looking statements and information are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties, assumptions and other unpredictable factors, many of which are beyond the Company’s control.  These risks, uncertainties and assumptions include, but are not limited to, those described under the section “Risk Factors” in the Company’s Management Discussion and Analysis for the fiscal year ended December 31, 2010, which is filed as Exhibit 99.2 to this Registration Statement, and could cause actual events or results to differ materially from those projected in any forward-looking statements.

The Company’s forward-looking statements contained in the exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such exhibits.  In preparing this Registration Statement, the Company has not updated such forward-looking statements to reflect any subsequent information, events or circumstances or otherwise, or any change in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof, nor does the Company assume any obligation to update such forward-looking statements in the future, except as required by applicable laws.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

We are permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this registration statement in accordance with Canadian disclosure requirements, which are different from those of the United States.  We prepared our annual financial statements, which are filed with this registration statement in accordance with Canadian generally accepted accounting principles (“GAAP”) and subject to Canadian auditing and auditor independence standards.  We prepared our 2011 interim financial statements (including comparative periods presented) in accordance with International Accounting Standard (IAS) 34 and IFRS 1 based on accounting policies under International Financial Reporting Standards (“IFRS”) expected to be applied in the December 31, 2011 year.  They may not be comparable to financial statements of United States companies.  A reconciliation of the material differences between Canadian GAAP and United States GAAP have been separately filed as Exhibit 99.3.

RESOURCE AND RESERVE ESTIMATES

The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’ (the “CIM”) —  CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities and Exchange Commission Industry Guide 7 under the Securities Act of 1933.  Under SEC Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this registration statement and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CURRENCY DISCLOSURE

All currency amounts in this registration statement are stated in Canadian dollars unless otherwise indicated.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(1) of Form 40-F, the Company hereby incorporates by reference Exhibits 99.1 through 99.70, inclusive as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction C.(2) of Form 40-F, the Company hereby incorporates by reference: (i) Exhibit 99.1, the Company’s audited annual financial statements for the years ended December 31, 2010 and 2009, (ii) Exhibit 99.2, management’s discussion and analysis for the fiscal year ended December 31, 2010, and (iii) Exhibit 99.3, a reconciliation of the Company’s financial statements to U.S. GAAP for the years ended December 31, 2010 and 2009 as required by Item 17 of Form 20-F.

In accordance with General Instruction D.(9) of Form 40-F, the Company has filed written consents of certain experts named in the foregoing Exhibits as Exhibits 99.71 through 99.82, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this registration statement on Form 40-F.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Company has no material contractual obligations.

DESCRIPTION OF SECURITIES REGISTERED

The securities of the Company are described as an “unlimited number of common shares without par value.”  Holders of the Company’s Common Shares are entitled to one vote for each Common Share held at all meetings of shareholders of the Company, to participate ratably in any dividend declared by the Board of Directors on the Common Shares, and are entitled to participate equally with all outstanding shares on any distribution of the Company’s assets on a winding-up, liquidation or dissolution of the Company.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrent with the filing of this registration statement on Form 40-F, the Registrant is filing a Form F-X with the Commission.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

SANDSPRING RESOURCES LTD.

/s/ Rich A. Munson
Rich A. Munson
Chief Executive Officer and Corporate Secretary

Date: September 16, 2011

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description

Annual Information

99.1	Audited Annual Financial Statements for the years ended December 31, 2010 and 2009
99.2	Management Discussion & Analysis for the year ended December 31, 2010
99.3	Schedule of Reconciliation between Canadian and U.S. GAAP of Audited Annual Financial Statements for the years ended December 31, 2010 and 2009

Quarterly Information

99.4	Interim Financial Statements for the three months ended March 31, 2010
99.5	Management Discussion & Analysis for the three months ended March 31, 2010
99.6	Interim Financial Statements for the three and six months ended June 30, 2010
99.7	Management Discussion & Analysis for the three and six months ended June 30, 2010
99.8	Interim Financial Statements for the three and nine months ended September 30, 2010
99.9	Management Discussion & Analysis for the three and nine months ended September 30, 2010
99.10	Interim Financial Statements for the three months ended March 31, 2011
99.11	Management Discussion & Analysis for the three months ended March 31, 2011
99.12	Interim Financial Statements for the six months ended June 30, 2011
99.13	Management Discussion & Analysis for the six months ended June 30, 2011

Shareholder Meeting Materials

99.14	Management Information Circular dated February 18, 2010 (including notice of Annual and Special Meeting of Shareholders on March 25, 2010)
99.15	Form of Proxy - Annual and Special Meeting to be held on March 25, 2010
99.16	Management Information Circular dated May 3, 2011 (including notice of Annual and Special Meeting of Shareholders on June 8, 2011)
99.17	Form of Proxy - Annual and Special Meeting to be held on June 8, 2011

Material Change Reports of the Registrant

99.18	Material Change Report dated February 4, 2010
99.19	Material Change Report dated March 30, 2010
99.20	Material Change Report dated April 22, 2010
99.21	Material Change Report dated October 1, 2010
99.22	Material Change Report dated October 19, 2010
99.23	Material Change Report dated April 4, 2011

Press Releases

99.24	News Release dated January 25, 2010
99.25	News Release dated January 26, 2010
99.26	News Release dated February 4, 2010
99.27	News Release dated February 9, 2010
99.28	News Release dated February 22, 2010
99.29	News Release dated March 8, 2010
99.30	News Release dated March 22, 2010
99.31	News Release dated March 26, 2010
99.32	News Release dated March 29, 2010
99.33	News Release dated April 6, 2010
99.34	News Release dated April 12, 2010

99.35	News Release dated May 5, 2010
99.36	News Release dated June 3, 2010
99.37	News Release dated July 6, 2010
99.38	News Release dated August 30, 2010
99.39	News Release dated September 15, 2010
99.40	News Release dated September 15, 2010
99.41	News Release dated September 27, 2010
99.42	News Release dated September 28, 2010
99.43	News Release dated October 14, 2010
99.44	News Release dated October 25, 2010
99.45	News Release dated November 10, 2010
99.46	News Release dated November 18, 2010
99.47	News Release dated December 15, 2010
99.48	News Release dated January 6, 2011
99.49	News Release dated January 20, 2011
99.50	News Release dated January 28, 2011
99.51	News Release dated February 3, 2011
99.52	News Release dated March 1, 2011
99.53	News Release dated March 16, 2011
99.54	News Release dated March 21, 2011
99.55	News Release dated March 22, 2011
99.56	News Release dated April 14, 2011
99.57	News Release dated May 11, 2011
99.58	News Release dated May 24, 2011
99.59	News Release dated June 20, 2011
99.60	News Release dated July 7, 2011
99.61	News Release dated August 25, 2011

Technical Reports

99.62	Technical Report and Updated Resource Estimate on the Toroparu Gold-Copper Deposit, Upper Puruni River Area, Guyana dated July 16, 2010*
99.63	Technical Report and Updated Resource Estimate on the Toroparu Gold-Copper Deposit, Upper Puruni River Area, Guyana dated October 13, 2010*
99.64	Technical Report, Updated Resource Estimate and Preliminary Economic Assessment of the Toroparu Gold-Copper Deposit, Upper Puruni River Area, Guyana dated May 5, 2011*

Other Material Documents Filed with Canadian Securities Regulators

99.65	Notice Declaring Intention to be Qualified Under NI 44-101, dated March 8, 2010
99.66	Letter from President to Warrantholders dated February 22, 2010
99.67	Underwriting Agreement dated March 26, 2010
99.68	Special Warrant Indenture dated March 26, 2010
99.69	Articles of Continuance dated March 31, 2010
99.70	Underwriting Agreement dated October 14, 2010

Consents

99.71	Consent of KPMG LLP
99.72	Consent of Antoine Yassa, P.Geo.
99.73	Consent of Eugene Puritch, P.Eng.
99.74	Consent of Harvey Klatt, P.Geo.
99.75	Consent of Wayne Ewert, P.Geo.
99.76	Consent of Tracy Armstrong, P.Geo.
99.77	Consent of David Burga, P.Geo.
99.78	Consent of Kirk Rodgers, P.Eng.
99.79	Consent of Alfred Hayden, P. Eng.
99.80	Consent of Ernest Burga, P.Eng.
99.81	Consent of Malcolm Buck, P.Eng.
99.82	Consent of David Orava, P.Eng.

________________________________
*To be filed by amendment.